UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              AMENDMENT NO. 15
                                     to
                                SCHEDULE TO
                           TENDER OFFER STATEMENT
                   Under Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934
                                    and
                              AMENDMENT NO. 14
                                     to
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934
                             BAAN COMPANY N.V.
                     (Name of Subject Company (Issuer))
                    INVENSYS HOLDINGS LIMITED (Offeror)
                               INVENSYS B.V.
                         INVENSYS HOLDINGS B.V. and
                                INVENSYS PLC
                          (Name of Filing Persons)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)
                                NO 8044 10 4
                               (CUSIP Number)
                               James C. Bays
                                Invensys plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:
                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980

                         CALCULATION OF FILING FEE

Transaction          Not Applicable      Amount Of Filing    Not Applicable
Valuation                                Fee

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:                  Not applicable
Form or Registration No.:                Not applicable
Filing Party:                            Not applicable
Date Filed:                              Not applicable

[ ]  Check  the  box  if  the   filing   relates   solely  to   preliminary
     communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]      third-party tender offer subject to Rule 14d-1.
  [ ]      issuer tender offer subject to Rule 13e-4.
  [ ]      going-private transaction subject to Rule 13e-3.
  [X]      amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer:

                                SCHEDULE 13D

CUSIP No. 8044 104

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

NUMBER OF        7  SOLE VOTING POWER

SHARES              0

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       66,307,578

REPORTING        9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    66,307,578

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,307,578

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

    24.8%

14 TYPE OF REPORTING PERSON 00 (public limited company organized under the laws of England and Wales)

     *    Based  on   267,337,252   Common  Shares  of  Baan  Company  N.V.
          outstanding.

                             SCHEDULE 13D

CUSIP No. 8044 104

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS HOLDINGS LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK/AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

NUMBER OF        7  SOLE VOTING POWER

SHARES              0

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       66,307,578

REPORTING        9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    66,307,578

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,307,578

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

    24.8%

14 TYPE OF REPORTING PERSON 00 (public limited company organized under the laws of England and Wales)

     *    Based  on   267,337,252   Common  Shares  of  Baan  Company  N.V.
          outstanding.

                      AMENDMENT NO. 14 TO SCHEDULE 13D
                    AND AMENDMENT NO. 15 TO SCHEDULE TO

          This Amendment No. 14 to Schedule 13D ("Amendment No. 14") and Tender Offer Statement Amendment No. 15 on Schedule TO ("Amendment No. 15") relates to an offer by Invensys Holdings Limited ("Offeror"), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales to purchase any and all outstanding common shares par value NLG 0.06 of Baan Company N.V. (the Company"), a corporation organized under the laws of The Netherlands at a price of euro 2.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to Purchase dated June 14, 2000, as amended (the "Offer to Purchase").

          On May 31, 2000, Parent on behalf of itself and Invensys B.V. i.o. and Invensys Holdings B.V. i.o. (two subsidiaries then intended to be formed, the "Contemplated Subsidiaries") entered into an offer agreement with the Company. Subsequent to entering into such offer agreement, Parent, on behalf of the Contemplated Subsidiaries, assigned the rights and obligations of the Contemplated Subsidiaries under the offer agreement to Offeror.

          This Amendment No. 14 and Amendment No. 15 supplements and amends information contained in the Schedule 13D originally filed on June 9, 2000, as amended, and the Tender Offer Statement on Schedule TO originally filed on June 14, 2000, as amended, respectively.

          Item 4 of Schedule 13D and Sections 1 and 14 of the Offer to Purchase are hereby amended and supplemented to add the following information thereto:

          "On July 26, 2000, Parent announced that as of the then current Expiration Date of the Offer approximately 134 million Shares (approximately 50% of the outstanding Shares of the Company) had been duly tendered to the Offeror. These tendered Shares, when coupled with the 66 million Shares then owned by Offeror, represented approximately 75% of the outstanding Shares. Accordingly, the Minimum Condition (95% of the outstanding Shares) had not been satisfied. Parent also announced that pursuant to an Asset Purchase Agreement and Offer Amendment dated as of July 26, 2000 among Offeror, Parent, Company and Baan Software B.V., Offeror had agreed to extend the Offer for five business days (during which period tendering shareholders would continue to have withdrawal rights) and to reduce the Minimum Condition of the Offer from 95% to a majority of the outstanding Shares. In addition, Offeror waived the conditions to the completion of the Offering requiring the absence of a material adverse effect on the Company and the absence of material breaches of the Company's representations and covenants under the Offer Agreement. A copy of the press release containing such announcement is attached as an exhibit to the Schedule 13D and the Schedule TO of which the Offer to Purchase is a part and is incorporated herein by reference."

          Item 4 of the Schedule 13D and Section 12 "Statutory Buy Out Procedure" of the Offer to Purchase are hereby amended and supplemented to add the following information:

          "Asset Purchase Agreement and Offer Amendment. In consideration for reduction of the Minimum Condition from 95% to a majority of the outstanding Shares, Offeror, Parent, Company and Baan Software B.V. entered into an Asset Purchase Agreement and Offer Amendment (the "Purchase Agreement") dated as of July 26, 2000. Pursuant to the Purchase Agreement, the Company and Baan Software B.V. have agreed to sell Offeror all of their assets and Offeror has agreed that upon such sale, it would assume all of the liabilities of the Company and Baan Software B.V. for a sum of euro 762 million, subject to an adjustment designed to result in a distribution (gross) to shareholders of euro 2.85 per Share upon liquidation of the Company. The Company, Parent and Offeror anticipate that the Company will be liquidated between January 1, 2001 and the first anniversary of the completion of the asset sale. The asset sale by the Company is subject to Company shareholder approval. The Purchase Agreement provides that the Company will convene a meeting of its shareholders in accordance with Dutch law on Tuesday, August 15, 2000 or as soon thereafter as possible to, among other things, consider, authorize, and approve the execution, delivery and performance by the Company of the Purchase Agreement and transactions contemplated thereby.

          Pursuant to the Purchase Agreement, the Company has agreed not to take certain actions without the prior approval of Offeror. The obligations of Company and Offeror under the Purchase Agreement are each subject to the satisfaction of certain conditions, including but not limited to: positive advice of the Company Works Council concerning the transactions contemplated thereby, receipt of all required governmental approvals, receipt of Company shareholder approval, the absence of any injunction or similar legal order prohibiting or restraining consummation of any of the transactions contemplated by the Purchase Agreement and the absence of any pending legal action or governmental investigation or inquiry which might reasonably be expected to result in any such injunction or order. The obligation of the Offeror to purchase Shares tendered pursuant to the Offer is subject, among other things, to the absence of any injunction or similar legal order prohibiting or restraining consummation of any of the material transactions contemplated by the Purchase Agreement and the absence of any pending legal action or governmental investigation or inquiry which is reasonably likely to result in any such injunction or order.

          The Purchase Agreement further provides that if the Offeror acquires pursuant to the Offer a number of Shares which when coupled with Shares already owned by Parent or Offeror, represent a majority of the outstanding Shares, Offeror will provide a Subsequent Offering Period beginning no later than the business day following expiration of the Offer and ending the earlier of 3:00 p.m. on the 19th business days thereafter. The Purchase Agreement may be cancelled by either party if (a) the Offer is terminated and the Offeror does not purchase Shares pursuant to the Offer or (b) the number of Shares tendered, accepted and paid for in the Offer and during the Subsequent Offering Period, together with other Shares then owned directly or indirectly by Parent, equal 95% or more of the total number of Shares then outstanding. In addition, the Purchase Agreement may be cancelled by either party if the number of Shares tendered, accepted and paid for in the Offer and during the Subsequent Offering Period, together with other Shares then owned directly or indirectly by Parent, constitutes a majority of the total number of Shares then outstanding.

          The Purchase Agreement also provides that the Company and Parent will simultaneously enter into a management services agreement, pursuant to which the Offeror will provide management services to the Company and a revolving credit agreement pursuant to which Offeror will provide a revolving credit line of euro 100 million to the Company. Outstanding obligations under the revolving credit agreement at the time of Closing of the Purchase Agreement will be assumed by the Offeror.

          Copies of the Purchase Agreement, revolving credit agreement, and management services agreement have been filed as exhibits to the
          Schedule 13D and Schedule TO of which the Offer to Purchase is a part and are incorporated herein by reference."

Item 7 to Schedule 13D and Item 12 to Schedule TO: Materials filed as
Exhibits.

Schedule 13D    Schedule TO
Exhibit         Exhibit                Title
-------         -------                -----

H               (a)(5)(i)              Press Release dated July 26, 2000.

I               (d)(i)                 Asset Purchase Agreement and Offer
                                       Amendment between Offeror, Parent,
                                       Company and Baan Software B.V.
                                       dated as of July 26, 2000.

J               (d)(ii)                Management Service Agreement
                                       between Parent and Company dated as
                                       of July 26, 2000.

K               (d)(iii)               Revolving Credit Agreement
                                       between Offeror, Parent and Company
                                       dated as of July 26, 2000.

                                 SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2000
                                  INVENSYS HOLDINGS LIMITED

                                  By: /s/James C. Bays
                                      -------------------------------------
                                      Name:   James C. Bays
                                      Title:  Director


                                  INVENSYS PLC, on behalf of itself and of INVENSYS B.V.i.o. and INVENSYS
                                  HOLDINGS B.V.i.o.


                                  By: /s/James C. Bays
                                      -------------------------------------
                                      Name:   James C. Bays
                                      Title:  Attorney-in-fact